

VECTOR
Corporate Finance Lawyers



03003834

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1036

February 4, 2003

VIA COURIER

Attention: Statutory Filings

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

SEC MAIL PROCESSING
RECEIVED
FEB 1 3 2003
WASH. D.C. 181 SECTION

SUPPL COPY

Dear Sirs:

    re: Goldcliff Resource Corporation (the "Company")
              Form 45-102F3 (formerly Form 23) Filing

On behalf of Leonard W. Saleken, we advise that Leonard W. Saleken intends to distribute up to 1,500,000 common shares of the Company from his control base. In this regard, we enclose a Form 45-102F3, Notice of Intention to Distribute Securities and Accompanying Declarationunder Section 2.8 of Multilateral Instrument 45-102, Resale of Securities, dated February 4, 2003, which has been originally executed by Leonard W. Saleken.

We trust you will find the same in order.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per:

Lindsay Salt
Paralegal

ls
Encl.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

cc: TSX Venture Exchange (Attn: Index Analyst, Listings Department, w/encl.)
        Goldcliff Resource Corporation (Attn: Leonard W. Saleken)
        Alberta Securities Commission (Attn: Continuous Disclosure, w/encl.)
        Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encl.
        Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.)

p:\clients\1-sedar\goldclif\form23\feb-03\f23-bcsc.doc

FORM 45-102F3

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES AND ACCOMPANYING DECLARATION UNDER SECTION 2.8 OF MULTILATERAL INSTRUMENT 45-102, RESALE OF SECURITIES

1. **Name and address of reporting issuer:**

   Goldcliff Resource Corporation
   Name of Issuer

   6976 Laburnum Street, Vancouver, B.C. V6P 5M9
   Address

2. **Date and jurisdictions where issuer became a reporting issuer:**

Date	Jurisdictions
May 1989	British Columbia
November 1999	Alberta

3. **Name and address of selling security holder**

   Leonard W. Saleken
   Name of Selling Security Holder

   6976 Laburnum Street, Vancouver, B.C. V6P 5M9
   Address

4. **State whether the selling security holder is an insider or officer of the issuer (if an officer, state title)**

   President, Chief Executive Officer and director

5. **Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder**

Designation of Security	Number of Securities Owned
Common Shares	4,532,577
Warrants	1,550,000
Options	250,000

6. **Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder**

Type of Security	Number of Securities to be Sold
Common Shares	1,500,000

7. **State, to the extent known to the selling security holder, the following particulars about the control position of the issuer: name(s), securities of the issuer held, offices, positions with the selling security holder and any other material particular regarding such control position.**

   See items 5 and 6 hereof

8. **State whether the securities will be distributed privately or on an exchange or a market (state name of exchange or market).**

   The securities will be distributed on the TSX Venture Exchange and/or privately

9. **Proposed date of sale or date of commencement of sale.**

   February 13, 2003

10. **If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reasons for liquidating the debt and the circumstances of default.**

    n/a

11. **State the date that the selling security holder or lender, pledgee, mortgagee or other encumbrancer acquired the securities.**

    Nov.06/2000 (200,000 shares); May 30/2001 (1,250,000 shares) and Jul.03/2001 (194,280 shares)

12. **If this Form not an initial filing, provide the following information:**

    (a)   date of filing of initial Form 45-102F3   n/a

    (b)   date of most recently filed renewal Form   n/a
            45-102F3

(c)	number of securities proposed to be sold as stated in the initial Form 45-102F3	n/a
(d)	number of securities sold from the date of the initial Form 45-102F3 to the date of this renewal Form 45-102F3	n/a
(e)	number of securities proposed to be sold, as stated in the initial Form 45-102F3, that are no longer for sale	n/a
(f)	number of securities remaining for sale	n/a

DECLARATION, CERTIFICATE AND UNDERTAKING

The selling security holder for whose account the securities are to be sold, and to which this certificate relates, hereby:

1. declares that the selling security holder has no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed;

2. declares that to the best of the selling security holder's information and belief:

   (a) no unusual effort has been made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been paid in respect of such trade;

   (b) the transaction to which this notice of intention and declaration relate is an arm's length transaction made in good faith; and

   (c) the securities have been held for a period of time required under section 2.8 of Multilateral Instrument 45-102, Resale of Securities, and other conditions of the applicable subsection of that section have been met;

3. undertakes that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration will be paid in respect of such trade;

4. undertakes that this Form will be renewed and filed on the 60th day after the date of filing of this Form and thereafter at the end of each 28-day period; and

5.   certifies that the information given in the answers to the questions in this Form are true.

DATED at Vancouver, B.C., this __4__ day of __February__ , 2003

Leonard W. Saleken
_____
Name of selling security holder - *please print*

_____
Signature of the selling security holder, or if the control person is a company, signature of authorized signatory

n/a
_____
Name and office of authorized signatory - *please print*

INSTRUCTION:

File this Form with the securities regulatory authority in each jurisdiction in which the securities are being distributed and with the exchange in Canada on which the securities that are the subject of the distribution are listed.

Notice – Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for the purposes of the administration and enforcement of the securities legislation in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan. All of the information required under this form is made available to the public pursuant to Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions indicated above. If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdiction(s) in which the form is filed, at the address(es) set out below:

Alberta Securities Commission
Suite 400, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156.

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor, West Block
Confederation Building, 75 O'Leary Avenue
St. John's, Newfoundland A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories Legal Registries
P.O. Box 1320, 1st Floor, 5009-49th Street
Yellowknife, Northwest Territories X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
2nd Floor, 1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut Legal Registries Division
P.O Box 1000, Station 570, 1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Box 55, 1903-20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administration Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Saskatchewan Securities Commission
800-1920 Broad Street
Regina, Saskatchewan S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899



VECTOR
Corporate Finance Lawyers



1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1036

VIA SEDAR

February 5, 2003

Attention: Statutory Filings

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

 re: Goldcliff Resource Corporation (the "Company")
 Continuous Disclosure - BC Form 53-901F (formerly Form 27)

 In accordance with Section 85(1) of the Securities Act (British Columbia), on behalf of the Company, we enclose BC Form 53-901F (formerly Form 27), entitled "Material Change Report under Section 85 of the Act", dated February 4, 2003, which has been executed by Leonard W. Saleken, the President and a director of the Company.

 We trust you will find the same in order.

 Yours very truly,

 VECTOR Corporate Finance Lawyers

 Per:

 Lindsay Salt
 Legal Assistant

ls
Encl.

cc: TSX Venture Exchange (Attn: Records, w/encls.)
 Alberta Securities Commission (Attn: Continuous Disclosure, w/encls.)
 Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encls.
 Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encls.)
 Goldcliff Resource Corporation (Attn: Leonard W. Saleken, w/o encl.)

p:\clients\1-sedar\goldclif\form23\feb-03\f27-bcsc.doc

This is the form of a material change report required under section 85(1) of the *Securities Act* and section 151 of the *Securities Rules*

BC FORM 53-901(F) (Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: If this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL – SECTION 85", and file in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting:.

1. <u>Reporting Issuer</u>

   The full name and address of the principal office in Canada of the reporting issuer is:

   Goldcliff Resource Corporation
   6976 Laburnum Street
   Vancouver, B.C. V6P 5M9

2. <u>Date of Material Change</u>

   The date of the material change is February 4, 2003.

3. <u>Press Release</u>:

   The date and place of issuance of the press release(s) issued under section 85(1) of the Act is/are as follows:

Date of Issuance:	February 4, 2003
Place of Issuance:	Vancouver, British Columbia

4. <u>Summary of Material Change</u>

   Len W. Saleken has given notice that he intends to distribute 1,500,000 common shares of the Company through the facilities of the TSX Venture Exchange and/or privately.

5. <u>Full Description of Material Change</u>

   On February 4, 2003, Len W. Saleken gave notice to the applicable securities commissions and the TSX Venture Exchange (the "Exchange") that commencing February 13, 2003, he intends to distribute 1,500,000 common shares of the Company

through the facilities of the Exchange and/or privately. As of the date hereof, Mr. Saleken holds, directly and indirectly, 4,532,577 common shares of the Company, representing 35.33% of the presently issued and outstanding share capital (12,827,740 shares). In the event that Mr. Saleken distributes all of the 1,500,000 common shares, he will hold, directly and indirectly, 3,032,577 common shares of the Company, representing 23.64% of the issued and outstanding share capital (12,827,740 shares).

6.   Reliance on Section 85(2) of the Act

Not applicable.

7.   Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.   Senior Officers

The name and business telephone number of a senior officer of the Company who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer is as follows:

Name: Leonard W. Saleken, President
Bus. Tel: (604) 261-7477

9.   Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 4th day of February, 2003.

_____
Leonard W. Saleken, President



VECTOR

Corporate Finance Lawyers

03 FEB 13 7:21

1040-999 W. Hastings Street
Vancouver, BC. Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1036

February 4, 2003

VIA COURIER

Attention: Manager, Financial and Insider Reporting

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2



Dear Sirs:

    re: Goldcliff Resource Corporation (the "Company")
               Form 45-102F3 Filing - Renewal

Further to our letter, dated May 22, 2002, wherein we enclosed a Form 45-102F3, entitled "Notice of Intention to Distribute Securities and Accompanying Declaration under Section 2.8 of Multilateral Instrument 45-102, Resale of Securities, dated May 22, 2002, and our letters, dated July 22, 2002, August 26, 2002, September 16, 2002, October 15, 2002, November 12, 2002, December 10, 2002, and January 6, 2003 respectively, on behalf of Len W. Saleken ("Saleken") and pursuant to Section 136(2) of the Securities Rules, we enclose a Renewal Form 45-102F3, dated February 4, 2003, which has been executed by Saleken.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per:

Lindsay Salt
Legal Assistant

ls
Encl.

cc: TSX Venture Exchange (Attn: Index Analyst, Corporate Finance Services, w/encl.)
       Alberta Securities Commission (Attn: Information Officer, w/encl.)
       Goldcliff Resource Corporation (Attn: Len W. Saleken)
       Securities & Exchange Commission, Division of Corporate Finance – Exemption No. 82-2748, w/encls.
       Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.)

p:\clients\1-sedar\goldclif\form23\may-02\f23r-sob.doc

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES AND ACCOMPANYING DECLARATION UNDER SECTION 2.8 OF MULTILATERAL INSTRUMENT 45-102, RESALE OF SECURITIES

1. **Name and address of reporting issuer:**

    Goldcliff Resource Corporation
    Name of Issuer

    920-470 Granville Street, Vancouver, B.C. V6C 1V5
    Address

2. **Date and jurisdictions where issuer became a reporting issuer:**

Date	Jurisdictions
May 1989	British Columbia
November 1999	Alberta

3. **Name and address of selling security holder**

    Leonard W. Saleken
    Name of Selling Security Holder

    6976 Laburnum Street, Vancouver, B.C. V6P 5M9
    Address

4. **State whether the selling security holder is an insider or officer of the issuer (if an officer, state title)**

    President, Chief Executive Officer and director

5. **Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder**

Designation of Security	Number of Securities Owned
Common Shares	4,532,577
Warrants	1,550,000

6. **Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder**

Type of Security	Number of Securities to be Sold
Common Shares	1,500,000

7. **State, to the extent known to the selling security holder, the following particulars about the control position of the issuer: name(s), securities of the issuer held, offices, positions with the selling security holder and any other material particular regarding such control position.**

    See items 5 and 6 hereof

8. **State whether the securities will be distributed privately or on an exchange or a market (state name of exchange or market).**

    The securities will be distributed on the TSX Venture Exchange and/or privately

9. **Proposed date of sale or date of commencement of sale.**

    May 29, 2002

10. **If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reasons for liquidating the debt and the circumstances of default.**

    n/a

11. **State the date that the selling security holder or lender, pledgee, mortgagee or other encumbrancer acquired the securities.**

    April 1, 2000

12. **If this Form not an initial filing, provide the following information:**

    (a)   date of filing of initial Form 45-102F3   May 22, 2002

    (b)   date of most recently filed renewal Form   January 7, 2003
            45-102F3

(c)	number of securities proposed to be sold as stated in the initial Form 45-102F3	1,500,000
(d)	number of securities sold from the date of the initial Form 45-102F3 to the date of this renewal Form 45-102F3	1,257,000
(e)	number of securities proposed to be sold, as stated in the initial Form 45-102F3, that are no longer for sale	n/a
(f)	number of securities remaining for sale	243,000

DECLARATION, CERTIFICATE AND UNDERTAKING

The selling security holder for whose account the securities are to be sold, and to which this certificate relates, hereby:

1. declares that the selling security holder has no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed;

2. declares that to the best of the selling security holder's information and belief:

    (a) no unusual effort has been made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been paid in respect of such trade;

    (b) the transaction to which this notice of intention and declaration relate is an arm's length transaction made in good faith; and

    (c) the securities have been held for a period of time required under section 2.8 of Multilateral Instrument 45-102, Resale of Securities, and other conditions of the applicable subsection of that section have been met;

3. undertakes that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration will be paid in respect of such trade;

4. undertakes that this Form will be renewed and filed on the 60th day after the date of filing of this Form and thereafter at the end of each 28-day period; and

4

5. certifies that the information given in the answers to the questions in this Form are true.

DATED at Vancouver, B.C., this _4_ day of _February_ , 2003

Leonard W. Salzken
Name of selling security holder - *please print*

Signature of the selling security holder, or if the control person is a company, signature of authorized signatory

n/a
Name and office of authorized signatory - *please print*

INSTRUCTION:

File this Form with the securities regulatory authority in each jurisdiction in which the securities are being distributed and with the exchange in Canada on which the securities that are the subject of the distribution are listed.

Notice – Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for the purposes of the administration and enforcement of the securities legislation in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan. All of the information required under this form is made available to the public pursuant to Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions indicated above. If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdiction(s) in which the form is filed, at the address(es) set out below:

Alberta Securities Commission
Suite 400, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

p:\clients\1-sedar\goldclif\form23\may-02\23~bc.doc

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor, West Block
Confederation Building, 75 O'Leary Avenue
St. John's, Newfoundland A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories Legal Registries
P.O. Box 1320, 1st Floor, 5009-49th Street
Yellowknife, Northwest Territories X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
2nd Floor, 1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut Legal Registries Division
P.O Box 1000, Station 570, 1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Box 55, 1903-20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administration Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Saskatchewan Securities Commission
800-1920 Broad Street
Regina, Saskatchewan S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899